EXHIBIT 12

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three Months Ended September 30, 2014	For the Nine Months Ended September 30, 2014

Earnings before income taxes	$1,080	$1,936

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(23)	(83)
Dividends from less than 50% owned affiliates	–	60
Fixed charges	232	730
Interest capitalized, net of amortization	–	(1)

Earnings available for fixed charges	$1,289	$2,642

Fixed charges:
Interest incurred:
Interest expense	$212	$669
Capitalized interest	–	1

	212	670
Portion of rent expense deemed to represent interest factor	20	60

Fixed charges	$232	$730

Ratio of earnings to fixed charges	5.6	3.6